

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Via E-mail
Jerry Pascucci
President
AAA Energy Opportunities Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 11th Floor
New York, NY 10019

**Re: AAA Energy Opportunities Fund LLC
         Registration Statement on Form 10
         Filed April 26, 2012
         File No. 000-54670**

Dear Mr. Pascucci:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Jennifer Magro
       AAA Energy Opportunities Fund LLC